Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Three months	Three months
	ended March 31,	ended March 31,
	2004	2003
Pretax income from continuing operation before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$25	$23
Add:
Fixed Charges:
Interest Expense, including capitalized interest, amortization of debt issuance costs, preferred security distribution of subsidiary trusts	31	35
One-third (deemed representative of the interest portion) of rent expense	2	2

Total fixed charges	33	37
Amortization of interest costs previously capitalized	1	1
Less:
Capitalized interest	—	—

Adjusted pre-tax income from continuing operations before adjustments for minority interest in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$59	$61

Ratio of earnings to fixed charges	1.8	1.6